Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	August 12, 2010
TSX: SVM

SILVERCORP REPORTS RECORD SILVER PRODUCTION FOR Q1 OF FISCAL 2011: SALES UP 63%, NET INCOME UP 88%, CASH FLOW OF $23.2 MILLION, UP 123%

VANCOUVER, British Columbia – August 12, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reported today its unaudited financial and operating results for the first quarter ended June 30, 2010 (“Q1 2011”). The following financial results are expressed in US dollars (US$) unless stated otherwise.

FIRST QUARTER HIGHLIGHTS

•	Silver production increased 18% to a record 1.4 million ounces, compared to the first quarter of fiscal year 2010 (“Q1 2010”);

•	Net earnings increased 88% to $14.1 million, or $0.09 per share;

•	Sales increased 63% to a record $36.7 million, driven by increased quantities of silver, lead and zinc sold combined with higher realized selling prices;

•	Cash flow from operations increased 123% to $23.2 million, or $0.14 per share;

•	Total production cost of negative $5.21 per ounce of silver and cash cost of negative $6.31 per ounce of silver positions Silvercorp as an industry leading low cost silver producer;

•	Received the Environmental Permit for the GC Project from the Department of Environmental Protection of Guangdong Province, a key requirement for the mining permit application to the Ministry of Land and Resources of China;

•	Dividend payment of $3.2 million, or CAD$0.02 per share;

•	Total cash, cash equivalents and short term investments increased to $106.1 million.

FINANCIALS

For the first quarter of fiscal 2011, Silvercorp recorded net earnings of $14.1 million, or $0.09 per share, an increase of 88% over the earnings of $7.5 million, or $0.05 per share, in the same quarter last year. Net earnings improved primarily due to higher metal production and higher realized selling prices.

Sales in the first quarter were a record $36.7 million, an increase of 63% from $22.6 million in the same quarter last year. The increase was driven by higher quantities of metals sold and higher realized selling prices. In Q1 2011, the Company sold a record 1.4 million ounces of silver plus 18.8 million pounds of lead, and 4.4 million pounds of zinc, representing an increase of 18%, 17%, and 19%, respectively, compared to 1.2 million ounces of silver, 16.0 million pounds of lead, and 3.7 million pounds of zinc in Q1 2010. The average realized selling prices for silver, lead, and zinc increased to $13.92/oz., $0.74/lb., and $0.59/lb., respectively, increasing 41%, 32%, and 28%, respectively, compared with the metal prices realized in Q1 2010.

Cost of sales for the quarter were $10.2 million, representing a 73% increase as the Company mined 40% more and milled 66% more ores compared to the same quarter last year.

Gross profit margin for the quarter was 72%, slightly lower than the margin of 74% in the same quarter last year. Partially offset by higher realized selling prices, the decrease of gross margin was mainly due to overall head grade decreasing to 326.3g/t from 455.8g/t in the same quarter last year, as production of ores from HPG, LM and TLP mines, which have lower grades compared to the Ying Mine, increased.

Cash flow from operations for the first quarter was $23.2 million, or $0.14 per share, a 123% increase from $10.4 million in the same quarter last year. The Company ended the quarter with $106.1 million in cash and short term investments, up from $94.7 million as at March 31, 2010.

OPERATIONS

Silvercorp mined 144,982 tonnes of ores in the first quarter, a 40% increase over 103,923 tonnes in the same period last year as production from the TLP, HPG, and LM mines grew as mine development progressed.

A total of 149,189 tonnes of ores were milled in the quarter, representing a 66% increase compared to 89,740 tonnes of ore milled in the same quarter last year. The new mill with 1,500 tpd capacity has been in full production during the quarter, while the old mill was partially in scheduled maintenance.

Consolidated total production cost per ounce of silver was negative $5.21 and the cash cost per ounce of silver was negative $6.31, representing a 21% and 24% improvement respectively, compared to the total production cost and cash production cost per ounce of silver of negative $4.29 and negative $5.09 respectively in same quarter last year. The improvement was mainly attributable to the increased by-product credits resulting from higher realized lead and zinc prices.

For the first quarter of fiscal year 2011, 83% of the Company’s silver production was from the Ying Mine, (97% in Q1 2010) and the operational results for the past five quarters at the Ying Mine are summarized as follows:

	Q1 2011 30-Jun-10	Q4 2010 31-Mar-10	Q3 2010 31-Dec-09	Q2 2010 30-Sep-09	Q1 2010 30-Jun-09
Ores Mined (tonne)
Direct Smelting Ores (tonne)	3,339	2,418	3,357	3,550	3,773
Ores to be milled (tonne)	79,873	54,174	82,711	79,713	82,475
	83,212	56,592	86,068	83,263	86,248
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,339	2,418	3,357	3,550	3,773
Ores Milled (tonne)	81,898	70,214	70,776	80,657	77,330
	85,237	72,632	74,133	84,207	81,103
Mining costs per tonne of ore mined ($)	55.10	57.50	56.90	54.71	52.70
Cash Mining Cost per tonne of ore mined ($)	43.83	45.60	45.75	46.16	42.27
Non Cash Mining Cost per tonne of ore mined ($)	11.27	11.84	11.15	8.55	10.43
Unit Shipping Costs ($)	3.71	3.72	3.60	3.45	3.55
Milling Costs per tonne of ore milled ($)	13.66	11.63	11.48	10.16	11.74
Cash Milling Cost per tonne of ore milled ($)	12.03	10.23	10.45	9.19	10.84
Non Cash Milling cost per tonne of ore milled ($)	1.62	1.39	1.02	0.96	0.90
Average Production Cost
Silver ($ per ounce)	3.05	3.37	2.58	2.53	2.52
Gold ($ per ounce)	163.66	172.29	83.44	110.57	114.46
Lead ($ per pound)	0.16	0.20	0.15	0.16	0.14
Zinc ($ per pound)	0.13	0.17	0.13	0.12	0.12
Total Production Cost per ounce of Silver ($)	(5.83)	(6.14)	(7.47)	(5.51)	(4.19)
Total Cash Cost per ounce of Silver ($)	(6.80)	(7.26)	(8.36)	(6.24)	(5.00)
Total Recovery of the Run of Mine Ores
Silver (%)	91.7	91.8	91.0	92.8	93.3
Lead (%)	96.4	96.3	95.8	96.6	96.5
Zinc (%)	69.2	67.5	76.0	71.2	76.3
Head Grade of Run of Mine Ores
Silver (gram/tonne)	470.5	429.3	488.5	452.5	488.1
Lead (%)	8.1	7.6	9.0	8.1	9.1
Zinc (%)	2.8	2.8	3.4	3.0	3.1
Metal Sales
Silver (in thousands of ounce)	1,147	836	1,086	1,107	1,134
Gold (in thousands of ounce)	0.5	0.3	0.2	0.1	0.1
Lead (in thousands of pound)	14,230	11,097	14,327	14,084	15,017
Zinc (in thousands of pound)	3,605	2,747	4,038	3,707	3,579
Metals Sales
Silver (‘000$)	15,956	11,024	14,094	12,178	11,228
Gold (‘000$)	373	186	84	48	58
Lead (‘000$)	10,583	8,645	10,917	9,546	8,489
Zinc (‘000$)	2,098	1,850	2,618	1,974	1,652
	29,010	21,705	27,713	23,746	21,427
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.91	13.19	12.98	11.00	9.90
Gold ($ per ounce)	745.52	673.91	420.00	480.00	450.03
Lead ($ per pound)	0.74	0.78	0.76	0.68	0.57
Zinc ($ per pound)	0.58	0.67	0.65	0.53	0.46

OUTLOOK FOR FISCAL YEAR 2011

Ying Mining District, Henan Province, China

As of date of this news release, the recovery work from the July 24, 2010 flood is substantially completed. Mining operations at the Ying Mine resumed on August 2, 2010. Operations at the TLP and LM mines also resumed a couple days ago, while HPG mine will resume in one week. Still, due to the temporary production suspension caused by this flood, Silvercorp revised its Q2 2011 production estimates to 1.2 million ounces, 10% lower than previous forecast. The Company, however, maintains its previous outlook for the overall fiscal year 2011. The production plan for 2011 remains approximately 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead and 1.2% zinc, yielding 5.3 million ounces of silver, 83.7 million pounds of lead and 10.3 million pounds of zinc.

Using the average metal prices in Q1 2011 and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of over $140 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mining District -- including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

GC Project, Guangdong Province, China

At the GC Project in Guangdong Province, China, Silvercorp submitted a mining permit application to MOLAR, which has accepted the application along with all supporting documents. The Company expects to receive the mining permit in October, 2010. Once the GC mining permit is granted, the Company plans to commence the construction phase for a 1,500 tpd mine and mill operation.

Silvertip Project, British Columbia, Canada

Within the next 12 months, the Company intends to complete the studies required for the submission of a B.C. Small Mine Permit application for a mining operation with an annual capacity of up to 75,000 tonnes. The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels. Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and future mine operations. This is similar to the method used to develop the Ying silver camp.

The Company’s first step will be to obtain the necessary permits to de-water the existing underground workings, which is expected to take approximately six months. Once the necessary permits are obtained, and the dewatering occurs, an underground exploration program, including bulk sampling, exploration drilling and a geotechnical assessment will be carried out.

A surface drill program will be carried out this summer where previous drill holes have intercepted extensive mineralized zones that were not included in the 2010 resource estimation as the drill holes were too widely spaced. Furthermore, several geophysical and geochemical anomalies located within 5 kilometers of the existing resource areas along the same shale-limestone contact zone previously identified as hosting high-grade mineralization will also be drill tested. The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $4-5 million.

Future Acquisitions

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Friday, August 13, 2010
Time:	8:00 am PT (11:00 am ET)
Dial-In Number:	1-612-234-9959
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

FILING OF FINAL BASE SHELF PROSPECTUS

Further to its news release of July 30, 2010, Silvercorp has filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding amendment to its registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to make offerings of debt securities (“Debt Securities”), common shares (“Common Shares”), warrants to purchase Common Shares and warrants to purchase Debt Securities (the “Warrants”), or subscription receipts which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares, Warrants or Debt Securities of the Company or any combination thereof (“Subscription Receipts”), (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$120,000,000 during the 25-month period that the final short form base shelf prospectus, including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities.

A registration statement relating to these Securities has also been filed with the United States Securities and Exchange Commission but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the final short form base shelf prospectus may be obtained from the Company’s Corporate Secretary by emailing investor@silvercorp.ca or directing a request to Silvercorp at Suite 1376 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, Telephone 1-888-224-1881, Attn: Corporate Secretary, or can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds form any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets - Unaudited
(Expressed in thousands of U.S. dollars)

	June 30, 2010	March 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$47,496	$50,618
Short term investments	58,590	44,041
Amounts receivable, prepaids and deposits	2,404	2,474
Inventories	2,714	3,175
Current portion of future income tax assets	96	112
Amounts due from related parties	149	138
	111,449	100,558

Long term prepaids and deposits	830	505
Long term investments	14,224	14,838
Restricted cash	75	78
Plant and equipment	29,295	29,024
Mineral rights and properties	135,075	133,248
Future income tax assets	690	1,203
	$291,638	$279,454
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$11,478	$7,504
Deposits received	3,370	6,737
Bank loan and notes payable	-	1,465
Current portion of asset retirement obligations	298	292
Dividends payable	3,109	3,238
Income tax payable	2,030	1,658
	20,285	20,894

Future income tax liabilities	19,602	19,475
Asset retirement obligations	2,408	2,357
	42,295	42,726

Non-controlling interest	26,460	21,738

SHAREHOLDERS' EQUITY

Share capital	148,805	145,722
Contributed surplus	4,559	4,702
Reserves	31,893	31,893
Accumulated other comprehensive income	8,871	14,910
Retained earnings	28,755	17,763
	222,883	214,990
	$291,638	$279,454

SILVERCORP METALS INC.
Consolidated Statements of Operations - Unaudited
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three months ended June 30,
	2010	2009
Sales	$36,729	$22,571
Cost of sales	8,664	4,972
Amortization and depletion	1,527	929
	10,191	5,901
Gross profit	26,538	16,670

Expenses
Accretion of asset retirement obligations	40	30
Amortization	144	202
Foreign exchange gain	(544)	(1,516)
General exploration and property investigation expenses	1,325	2,307
Impairment charges and bad debt	-	777
Investor relations	85	71
General and administrative	4,224	2,725
Professional fees	237	575
	5,511	5,171
	21,027	11,499
Other income and expenses
Equity loss on investment in NUX	(38)	(82)
Gain on disposal of mineral rights and properties	537	-
Loss on disposal of plant and equipment	-	(256)
Interest expenses	(20)	(7)
Loss on held-for-trading securities	(49)	-
Interest income	265	245
Other income	112	160
	807	60

Income before income taxes and non-controlling interest	21,834	11,559

Income tax expense (recovery)
Current	2,717	1,578
Future	535	(186)
	3,252	1,392

Income before non-controlling interest	18,582	10,167

Non-controlling interest	(4,481)	(2,680)
Net income	$14,101	$7,487
Basic earnings per share	$0.09	$0.05
Diluted earnings per share	$0.09	$0.05
Weighted Average Number of Shares Outstanding - Basic	164,673,791	161,587,001
Weighted Average Number of Shares Outstanding - Diluted	165,563,545	162,915,490

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows - Unaudited
(Expressed in thousands of U.S. dollars)

	Three months ended June 30,
	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period	$14,101	$7,487
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	40	30
Amortization and depletion	1,671	1,131
Equity investment loss	38	82
Future income tax expenses (recovery)	535	(186)
Impairment charges and bad debt	-	777
Loss on held-for-trading securities	49	-
Gain on disposal of mineral properties	(537)	-
Loss on disposal of plant and equipment	-	256
Non-controlling interest	4,481	2,680
Stock-based compensation	780	391
Unrealized foreign exchange loss (gain)	327	(1,516)
Changes in non-cash operating working capital	1,697	(747)
Cash provided by operating activities	23,182	10,385

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(5,655)	(2,173)
Proceeds on disposals	537	-
Plant and equipment
Acquisition	(783)	(389)
Net redemption (purchase) of short term investments	(15,375)	4,053
Prepayments to acquire plant and equipment	(812)	(420)
Cash provided by (used in) investing activities	(22,088)	1,071

Financing activities
Advance to related parties, net of repayments received	(13)	(21)
Bank loan and notes payable
Proceeds	-	2,928
Repayments	(1,473)	(658)
Cash dividends distributed	(3,200)	(2,770)
Capital stock
Proceeds from issuance of common shares	1,188	-
Cash used in financing activities	(3,498)	(521)

Effect of exchange rate changes on cash and cash equivalents	(718)	1,339

Increase (decrease) in cash and cash equivalents	(3,122)	12,274

Cash and cash equivalents, beginning of period	50,618	41,470

Cash and cash equivalents, end of period	$47,496	$53,744

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 Fiscal 2011	Three months ended June 30, 2010
	YING	HPG & LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,339	77	10	3,426
Stockpiled Ores (tonne)	79,873	17,831	43,852	141,556
	83,212	17,908	43,862	144,982
Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,339	77	10	3,426
Ores Milled (tonne)	81,898	18,076	45,789	145,763
	85,237	18,153	45,799	149,189
Mining cost per tonne of ore mined ($)	55.10	55.23	33.59	48.61
Cash mining cost per tonne of ore mined ($)	43.83	49.64	29.88	40.33
Non cash mining cost per tonne of ore mined ($)	11.27	5.59	3.71	8.28

Unit shipping costs($)	3.71	3.44	2.86	3.41

Milling cost per tonne of ore milled ($)	13.66	12.84	13.88	13.62
Cash milling cost per tonne of ore milled ($)	12.03	11.49	11.96	11.94
Non cash milling cost per tonne of ore milled ($)	1.62	1.36	1.92	1.68

Average Production Cost
Silver ($ per ounce)	3.05	5.54	7.81	3.86
Gold ($ per ounce)	163.66	350.15	460.70	223.89
Lead ($ per pound)	0.16	0.29	0.33	0.21
Zinc ($ per pound)	0.13	0.26	0.33	0.16

Total production cost per ounce of Silver ($)	(5.83)	(6.12)	0.08	(5.21)
Total cash cost per ounce of Silver ($)	(6.80)	(7.56)	(1.84)	(6.31)

Total Recovery of the Run of Mine Ores
Silver (%)	91.7	89.5	85.1	90.9
Lead (%)	96.4	93.7	89.8	95.2
Zinc ( %)	69.2	60.6	74.0	69.5

Head Grades of Run of Mine Ores
Silver (gram/tonne)	470.5	179.1	115.8	326.3
Lead (%)	8.1	4.8	2.7	6.1
Zinc (%)	2.8	0.7	0.9	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,147	91	149	1,387
Gold (in thousands of ounce)	0.5	0.4	0.2	1.1
Lead (in thousands of pound)	14,230	1,784	2,789	18,803
Zinc (in thousands of pound)	3,605	209	617	4,431
Metal Sales
Silver ($)	15,956	1,272	2,080	19,308
Gold ($)	373	333	157	863
Lead ($)	10,583	1,298	2,078	13,959
Zinc ($)	2,098	138	363	2,599
	29,010	3,041	4,678	36,729
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.91	13.91	14.00	13.92
Gold ($ per ounce)	745.52	878.63	825.63	806.95
Lead ($ per pound)	0.74	0.73	0.75	0.74
Zinc ($ per pound)	0.58	0.66	0.59	0.59

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Q1 Fiscal 2010	Three months ended June 30, 2009
	YING	HPG & LM	TLP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	3,885
Stockpiled Ores (tonne)	82,475	13,379	4,184	100,038
	86,248	13,486	4,189	103,923
Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	3,773	107	5	3,885
Ores Milled (tonne)	77,330	7,880	645	85,855
	81,103	7,987	650	89,740

Mining cost per tonne of ore mined ($)	52.70	51.89	61.50	52.95
Cash mining cost per tonne of ore mined ($)	42.27	47.82	57.72	43.61
Non cash mining cost per tonne of ore mined ($)	10.43	4.07	3.78	9.34

Unit shipping costs	3.55	3.29	2.72	3.49

Milling cost per tonne of ore milled ($)	11.74	12.66	15.11	12.01
Cash milling cost per tonne of ore milled ($)	10.84	11.67	14.01	11.09
Non cash milling cost per tonne of ore milled ($)	0.90	1.00	1.10	0.92

Average Production Cost
Silver ($ per ounce)	2.52	4.16	1.57	2.59
Gold ($ per ounce)	114.46	241.75	-	149.67
Lead ($ per pound)	0.14	0.23	0.10	0.15
Zinc ($ per pound)	0.12	0.20	-	0.12

Total production cost per ounce of Silver ($)	(4.19)	(7.53)	(4.86)	(4.29)
Total cash cost per ounce of Silver ($)	(5.00)	(7.85)	(5.24)	(5.09)

Total Recovery of the Run of Mine Ores
Silver (%)	93.3	88.4	89.9	89.0
Lead (%)	96.5	87.1	94.5	93.5
Zinc ( %)	76.3	75.4	-	71.0

Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.1	225.7	78.7	455.8
Lead (%)	9.1	6.6	5.9	8.8
Zinc (%)	3.1	0.9	-	2.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,134	34	7	1,175
Gold (in thousands of ounce)	0.1	0.2	-	0.3
Lead (in thousands of pound)	15,017	929	97	16,043
Zinc (in thousands of pound)	3,579	156	-	3,736
Metal Sales
Silver ($)	11,228	330	66	11,624
Gold ($)	58	113	-	171
Lead ($)	8,489	507	55	9,051
Zinc ($)	1,652	73	-	1,725
	21,427	1,023	121	22,571
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	9.90	9.71	9.04	9.89
Gold ($ per ounce)	450.03	666.10	-	572.50
Lead ($ per pound)	0.57	0.55	0.57	0.56
Zinc ($ per pound)	0.46	0.47	-	0.46